As filed with the Securities and Exchange Commission on August 8, 2003

Registration No. 333-[  ]

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUESTCOR PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA	2834	33-0476164
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

3260 Whipple Road
Union City, California 94587
(510) 400-0700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Agent For Service:	Copies To:
Charles J. Casamento	David A. Hahn, Esq.
Chief Executive Officer	Latham & Watkins LLP
Questcor Pharmaceuticals, Inc.	701 B Street, Suite 2100
3260 Whipple Road	San Diego, California 92101
Union City, California 94587	(619) 236-1234
(510) 400-0700

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Securities	Amount	Offering Price Per	Proposed Maximum Offering	Amount of
to be Registered	to be Registered(1)	Share(2)	Price(2)	Registration Fee

Common Stock, no par value per share(3)	7,966,976	$0.86	$6,851,599	$554

(1)	A portion of the shares covered by this Registration Statement are issuable upon exercise of outstanding warrants. Pursuant to Rule 416(b) under the Securities Act of 1933, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable upon the exercise of the warrants by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the Registrant’s outstanding shares of common stock.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the American Stock Exchange on August 5, 2003.

(3)	Each share of the Registrant’s common stock includes a right to purchase one one-hundredth of a share of Series C Junior Participating Preferred Stock, no par value per share.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION—DATED AUGUST 8, 2003

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

7,966,976 Shares

QUESTCOR PHARMACEUTICALS, INC.

Common Stock

     The shareholders named on page 16 are selling up to 7,966,976 shares of our common stock.

     Our common stock is listed on the American Stock Exchange under the symbol “QSC.” On August 7, 2003, the last sale price of our common stock as reported on the American Stock Exchange was $0.84.

     See “Risk Factors” beginning on page 6 for factors that you should consider before investing in the shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus.

The date of this prospectus is          , 2003.

QUESTCOR PHARMACEUTICALS, INC.
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE TO FIND ADDITIONAL INFORMATION
SIGNATURES
EXHIBIT INDEX
Exhibit 4.2
Exhibit 4.3
Exhibit 5.1
Exhibit 15.1
Exhibit 23.2

     The terms “Questcor,” “Company,” “we,” “our,” “ours” and “us” refer to Questcor Pharmaceuticals, Inc. and its consolidated subsidiaries, unless the context requires otherwise, and not to the selling shareholders. All references to “common stock” refer to our common stock, no par value per share.

QUESTCOR PHARMACEUTICALS, INC.

     We are a specialty pharmaceutical company that markets and sells brand name prescription drugs and ethically promoted healthcare products. We focus on products for the treatment of acute and critical care conditions, including central nervous system diseases and gastroenterological disorders. Our strategy is to acquire pharmaceutical products from companies who do not actively market such products that we believe have sales growth potential, are promotion sensitive and complement our existing products. In addition, through corporate collaborations we intend to develop new patented intranasal formulations of previously FDA approved drugs. We may also acquire companies with complementary products.

     Large multinational companies dominate the U.S. prescription pharmaceutical market. These companies often divest products which, as a result of consolidation or lack of strategic fit, do not meet the threshold level of sales required for continued marketing and promotion, as these companies tend to focus on drugs with annual sales in excess of $1 billion. Since inception, we have acquired and licensed products from Nastech Pharmaceutical Company, Inc., Aventis Pharmaceuticals, Inc., Schwartz Pharma AG and other pharmaceutical companies. Smaller drug development or biotech companies that do not have the capabilities to effectively market and sell approved products may also be sources of products.

     Since 1995, we have introduced six products. We support the promotion of our products through our nationwide sales and marketing force of approximately 29 professionals, targeting high-prescribing acute care and specialty physicians such as neurologists that specialize in treating Multiple Sclerosis (“MS”) patients, pediatric neurologists and gastroenterologists. Third parties manufacture all of our products.

     Our key products include HP Acthar® Gel (“Acthar”), an injectable drug that is approved for the treatment of certain central nervous system disorders with an inflammatory component including the treatment of flares associated with MS and is also commonly used in treating patients with infantile spasm; Nascobal®, a nasal gel used for the treatment of various Vitamin B-12 deficiencies; Ethamolin®, an injectable drug used to treat enlarged weakened blood vessels at the entrance to the stomach that have recently bled, known as esophageal varices; Glofil®-125 and Inulin in Sodium Chloride, which are both injectable agents that assess how well the kidney is working by measuring glomerular filtration rate, or kidney function. In addition, we also have the U.S. promotion rights to VSL#3™, a patented probiotic marketed as a dietary supplement to promote normal gastrointestinal function. We acquired Nascobal®, a nasal gel formulation of Cyanocobalamin USP (Vitamin B-12), from Nastech Pharmaceutical Company, Inc. (“Nastech”) on June 17, 2003. We began selling Nascobal in July 2003. We intend to market Nascobal to patients with severe deficiencies of Vitamin B-12 caused by MS and Crohn’s Disease as these patients frequently have severe deficiencies of Vitamin B-12 due to a compromised ability to absorb Vitamin B-12 through the gastrointestinal system. In June 2002, we signed a license agreement with Fabre Kramer Pharmaceuticals, Inc., whereby Fabre Kramer will manage and provide funding for the clinical development programs for Hypnostat™ (an intranasal triazolam for the treatment of insomnia) and Panistat™ (an intranasal alprazolam for the treatment of panic disorders).

     Additionally, as part of our strategy to market our products globally, we have entered into several contractual relationships with public and private companies including: Ahn-Gook Pharmaceuticals of Korea; Aventis Pharmaceuticals Inc. of Bridgewater, NJ; Beacon Pharmaceuticals, Ltd. of Tunbridge Wells, Kent, United Kingdom; Dainippon Pharmaceutical Co. Ltd., of Osaka, Japan; Nastech Pharmaceutical Company Inc. of Bothell, WA; Orphan Australia of Melbourne, Australia; Rigel, Inc. of South San Francisco, CA; and VSL Pharmaceuticals of Ft. Lauderdale, FL.

     Our executive offices are located at 3260 Whipple Road, Union City, California 94587. Our telephone number is (510) 400-0700.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing shares of our common stock. Each of these risks could adversely affect our business, financial condition and results of operations, as well as adversely affect the value of an investment in our common stock.

We have a history of operating losses and may never generate sufficient revenue to achieve profitability.

     We have a history of recurring operating losses. Our operating losses from inception through March 31, 2003 were $80.2 million, of which $3.2 million represented the loss applicable to common stockholders for the quarter ended March 31, 2003, $2.8 million represented the loss for the year ended December 31, 2002, and $8.7 million represented the loss for the year ended December 31, 2001. Further substantial operating losses are expected to continue at least through the end of 2003. To date, our revenues have been generated principally from sales of Acthar, Ethamolin, Glofil-125, Inulin and VSL#3. In July 2003, we began selling Nascobal, a product that we acquired in June 2003. We are currently unable to estimate our future sales from Nascobal due to our limited history with marketing and selling the product. We do not expect Hypnostat or Panistat to be commercially available for a number of years, if at all. Further, revenues from the sale of Emitasol, if any, will also be dependent on FDA approval and the development of Emitasol in conjunction with a new strategic partner, which has not yet been obtained.

     Our ability to achieve a consistent, profitable level of operations will be dependent in large part upon our ability to:

•	finance and acquire additional marketed products,

•	increase sales of current products,

•	finance the future growth of our sales/marketing and customer service organization,

•	finance operations with external capital until positive cash flows are achieved,

•	enter into agreements with corporate partners for the development of Emitasol,

•	properly and timely complete the transfer of the manufacturing of Acthar to new contract manufacturers including receiving the appropriate approvals from the FDA and other regulatory authorities,

•	continue to receive products from our sole-source contract manufacturers on a timely basis and at acceptable costs, and

•	ensure customers compliance with our sales and exchange policies.

     If we are unable to generate sufficient revenues from the sale of our products, or if we are unable to contain costs and expenses, we may not achieve profitability and may ultimately be unable to fund our operations.

If our revenues from sales of Acthar decline or fail to grow, we may not have sufficient revenues to fund our operations.

     We rely heavily on sales of Acthar. Acthar revenues comprised 67%, 65% and 41% of our total product revenues for the quarter ended March 31, 2003 and years ended December 31, 2002 and December 31, 2001 (sales of Acthar began in September 2001), respectively. We review external data sources to estimate customer demand for our products. In the event that demand for our products is less than our sales to wholesalers, excess inventory may result at the wholesaler level, which may impact future product sales. If the supply of Acthar available at the wholesale level exceeds the future demand, our future revenues from the sales of Acthar may be affected adversely.

     In December 2002, we noted that certain of our customers were not complying with our expired product exchange policy. These customers were deducting from amounts owed to us the full price of expired Acthar they returned to us. While we reached an agreement with these customers to pay the short-remittances upon their receipt of replacement product, certain customers have continued to deduct from amounts owed to us the full price of expired Acthar they return to us. Additionally, certain customers received an administration fee from us for the Acthar that expired in November 2002 and May 2003. We will provide replacement vials to them at no cost for Acthar that expired in November 2002 and in May 2003. In the first quarter of 2003, due to the relatively short dating of Acthar in our inventories and at the wholesale level, we limited Acthar shipments to critical care and emergency situations. A lot of Acthar, with an expiration date of January 2004 was released in the first quarter of 2003. With the release of this lot normal shipments of Acthar resumed. We believe that the replacement of expired Acthar at no cost and the decision to briefly limit shipment of Acthar had a negative impact on our first quarter 2003 product sales of Acthar.

In 2002 and 2001, the Acthar vials we sold had a one year shelf life and, in the first quarter of 2003, we began shipping product which expires in January 2004. Due to the short shelf-life of Acthar, significant quantities could expire at the wholesale or pharmacy level, which could then be returned for replacement product under our exchange policy. Such shipment of replacement product may displace future sales.

     We are reviewing the amount of Acthar at the wholesale level to help assess the demand for Acthar in 2003. We expect that Acthar will continue to constitute a significant portion of our revenues for 2003. Although our goal is to actively promote Acthar, and we have no reason to believe that our promotion of Acthar will not be successful, we cannot predict whether the strong demand for Acthar will continue in the future or that we will continue to generate significant revenues from sales of Acthar. In addition, we cannot currently predict whether our efforts to promote Acthar for the treatment of MS will be successful. If the demand for Acthar declines, or if we are forced to reduce the price, or if exchange of product is higher than anticipated, or if we are forced to re-negotiate contracts or terms, or if our customers do not comply with our existing policies, or we are not successful in promoting Acthar for the treatment of MS, our revenues from the sale of Acthar would decline. If the cost to produce Acthar increases, and we are unable to raise the price correspondingly, our gross margins on the sale of Acthar would decline. Any delays or problems associated with the site transfer of the manufacturers of Acthar could also reduce the amount of the product that will be available for sale. If our revenues from the sale of Acthar decline or fail to grow, our total revenues, gross margins and operating results would be harmed and we may not have sufficient revenues to fund our operations.

If we are unsuccessful in completing the Acthar site transfer, we may be unable to meet the demand for Acthar and lose potential revenues.

     Under our agreement with Aventis Pharmaceuticals, Inc. (“Aventis”), Aventis manufactured and supplied Acthar through July 2002. Aventis filled one final lot of Acthar that is included in inventories at March 31, 2003. It is anticipated that the inventory of Acthar on hand at March 31, 2003, will be sufficient to meet expected demand through late 2003. We have signed a definitive agreement with Chesapeake Biological Laboratories (“CBL”) a contract manufacturer for Acthar finished product and will continue to transfer the final fill and labeling process from Aventis to CBL. Under our agreement with Aventis, we purchased the active pharmaceutical ingredient (“API”) and other inventory residing at Aventis. We believe this API will be sufficient to meet our forecasted demand through 2005. This API originally manufactured by Aventis has been transferred to CBL, the new final fill manufacturer. It is anticipated that CBL will complete the transfer and begin supplying to us finished product using the API manufactured by Aventis during 2003. CBL has completed an initial fill of one lot of Acthar in June 2003. Based on information we have received to date, we believe that this lot of Acthar will be available for commercialization before the end of 2003. If this lot is not available for commercialization before the end of 2003, we may not be able to meet the demand for Acthar, which in turn will lead to a decrease in revenues.

     We have identified a potential new manufacturer, BioVectra dcl (“BioVectra”) for the Acthar API. We have entered into an equipment and materials transfer agreement with BioVectra which was extended indefinitely through a verbal agreement, and we are currently negotiating a definitive API supply agreement with BioVectra. However, we have experienced delays and cost overruns in the validation of the release assay from Aventis to our new third party contract laboratory. If we are unable to efficiently and timely validate the release assay before we exhaust the API purchased from Aventis, we will not be able to release finished goods and therefore we may not be able to meet the expected demand for Acthar.

     As described above, the process of manufacturing Acthar is complex and we may encounter problems associated with the site transfer. Once the site transfer to CBL and the new API manufacturer has been completed and the release assay has been validated and they begin supplying Acthar to us, the cost of the product is expected to increase which may cause our gross margins to decline. In addition, if the site transfers and the corresponding approval by the FDA and other regulatory authorities do not occur on a timely basis at the appropriate costs to us, we will lose sales. Moreover, contract manufacturers that we may use must continually adhere to current good manufacturing practices regulations enforced by the FDA. If the facilities of these manufacturers cannot pass an inspection, we may lose the FDA approval of our products. Failure to obtain products for sale for any reason may result in an inability to meet product demand and a loss of potential revenues.

We have little or no control over our wholesalers buying patterns, which may impact future revenues, exchanges and excess inventory.

     We sell our products primarily through major drug wholesalers located in the United States. Consistent with the pharmaceutical industry, most of our revenues are derived from the three largest drug wholesalers. While we attempt to estimate inventory levels of our products at our major wholesale customers using inventory data obtained from customers, historical prescription information and historical purchase patterns, this process is inherently imprecise. We rely solely upon our wholesale customers to effect the distribution allocation of our products. There can be no assurance that these customers will adequately manage their local and regional inventories to avoid outages or inventory build-ups. We noted in the second quarter of 2003 that one of our major customers has purchased Ethamolin units in excess of what we estimate their historical demand to be which may adversely impact future sales.

     Our therapeutic pharmaceutical products have expiration dates that range from 18 to 36 months from date of manufacture. We will generally accept for exchange pharmaceutical products that have reached the expiration date. We establish reserves for these exchanges at the time of sale. There can be no assurance that we will be able to accurately forecast the reserve requirement that will be needed in the future. Although our estimates are reviewed quarterly for reasonableness, our product return activity could differ significantly from our estimates because our analysis of product shipments, prescription trends and the amount of product in the distribution channel may not be accurate. Judgment is required in estimating these reserves. The actual amounts could be different from the estimates and differences are accounted for in the period in which they become known.

     We do not control or significantly influence the purchasing patterns of wholesale customers. These are highly sophisticated customers that purchase our products in a manner consistent with their industry practices and perceived business interests. Our sales are subject to the purchase requirements of our major customers, which, presumably, are based upon their projected demand levels. Purchases by any customer, during any period, may be above or below actual prescription volumes of one or more of our products during the same period, resulting in increases or decreases in product inventory existing in the distribution channel, which are managed presumably in accordance with such customer’s business practices.

     We provide reserves for potentially excess, dated or otherwise impaired inventory. Reserves for excess inventory are based on an analysis of expected future sales that will occur before the inventory on hand will expire. Judgment is required in estimating reserves for excess inventories. The actual amounts could be different from the estimates and differences are accounted for in the period in which they become known.

We have no experience marketing Nascobal and may be unsuccessful in doing so.

     In June 2003, we acquired the product Nascobal, a nasal gel used for the treatment of various Vitamin B-12 deficiencies for $14.2 million. We currently have no sales and marketing experience with respect to Nascobal. We also cannot predict what the demand for Nascobal will be. If the demand for Nascobal is less than we anticipate, or we are unsuccessful in marketing Nascobal, our revenues from the sale of Nascobal will be less than we are currently anticipating. We made an initial $9 million payment to Nastech to acquire Nascobal, and we are required to pay an additional $5.2 million in non-contingent payments to Nastech by December 31, 2003. We need to generate revenues from sales of Nascobal in order to raise the necessary funds to make these payments. If we are not successful in marketing Nascobal, we may need to seek other sources of cash to make such payments or to fund operations. Moreover, if the amount of Nascobal inventory at the wholesale level at the time that we purchased Nascobal was higher than we anticipated, this may also affect the demand for Nascobal in the near term.

Our inability to secure additional funding could lead to a loss of your investment.

     While we raised gross proceeds of $10 million through Series B Preferred Stock in January 2003 and $5 million in a private placement in June 2003, and anticipate that our capital resources based on our internal forecasts and projections will be adequate to fund operations and capital expenditures, if we experience unanticipated cash requirements, or if revenues fail to grow, we could be required to raise additional funds. Regardless, we may seek additional funds through public or private equity financing or from other sources to potentially avoid the payment of additional dividends of 6% under the Series B Convertible Preferred Stock of which we have a waiver through the end of 2003, to acquire additional products and expand our operations and to meet future obligations. Additionally, we may seek to raise capital whenever conditions in the financial markets are favorable, even if we do not have an immediate need for additional cash at that time. There can be no assurance that additional funds can be obtained on desirable terms or at all.

     In order to conduct our operating activities, we may require substantial additional capital resources in order to acquire new products, increase sales of existing products, and maintain our operations. In addition, if revenues from product sales do not significantly increase or if further capital investments do not materialize, or if such investments cannot be completed at attractive terms to us, or if we are unable to receive any additional capital investments at all, this may further limit our ability to fund operations. Our future capital requirements will depend on many factors, including the following:

•	existing product sales performance,

•	cost maintenance and potential future expansion of our sales force,

•	the cost and timing of the Acthar site transfer,

•	achieving better operating efficiencies,

•	obtaining product from our sole-source contract manufacturers and completing the site transfer to new contract manufacturers, and

•	acquiring additional products.

     We anticipate obtaining additional financing through public or private debt or equity financings. However, additional financing may not be available to us on acceptable terms, if at all. Further, additional equity financings will be dilutive to our shareholders. If sufficient capital is not available, then we may be required to reduce our operations or to delay, reduce the scope of, eliminate or divest one or more of our products, product acquisition or manufacturing efforts.

If we are unable to contract with third party manufacturers, we may be unable to meet the demand for our products and lose potential revenues.

     We will rely on third party contract manufacturers to produce our marketed products, Acthar, Nascobal, Ethamolin, Glofil, Inulin and VSL#3, and other products that we may develop, commercialize or acquire in the future. Third party manufacturers may not be able to meet our needs with respect to timing, cost, quantity or quality. All of our manufacturers are sole-source manufacturers and no currently qualified alternative suppliers exist.

     Ethamolin is currently being manufactured by Ben Venue Laboratories (“Ben Venue”). We do not have a formal Ethamolin manufacturing contract in place with Ben Venue, rather we have an agreement on terms and conditions, and we purchase product on a purchase order basis under these agreed upon terms and conditions. Glofil is manufactured by ISO-Tex Diagnostics, Inc. pursuant to a supply contract we have with them. The API for Inulin is manufactured by Pfanstiehl Laboratories, Inc. on a purchase order basis, and the final fill product for Inulin is manufactured by Ben Venue pursuant to an agreement on terms and conditions, and we purchase product on a purchase order basis under these agreed upon terms and conditions. We have been notified by Pfanstiehl Laboratories, Inc. that they will no longer produce the Inulin API for us. We are currently looking for alternative sources of Inulin API, however, we may not be successful in our search. If we are unable to find an alternative supplier for Inulin API, we may no longer be able to sell Inulin. VSL#3 is supplied by VSL Pharmaceuticals, Inc. under a promotion agreement we have with them. VSL has the sole responsibility for manufacturing and/or acquiring the VSL#3 product.

     If we are unable to contract for a sufficient supply of our required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with our manufacturers, or if the site transfers and the corresponding approval by the FDA and other regulatory authorities does not occur on a timely basis at the appropriate costs to us, we will lose sales. Moreover, contract manufacturers that we may use must continually adhere to current good manufacturing practices enforced by the FDA. If the facilities of these manufacturers cannot pass an inspection, we may lose the FDA approval of our products. During December of 2001, we experienced a short supply situation with Ethamolin and Acthar due to manufacturing constraints at two of our third party contract manufacturers, which were resolved in 2002. We cannot guarantee that we will not have supply interruptions in the future for Ethamolin and Acthar or any of our current or future products. Failure to obtain products for sale for any reason may result in an inability to meet product demand and a loss of potential revenues.

If our third party distributors are unable to distribute our products, we will lose potential revenues.

     We currently outsource certain functions previously performed in our Carlsbad, California distribution center, including, but not limited to, warehousing, shipping and quality control studies. The outsourcing of these functions is complex, and we may experience difficulties at the third party contractor level that could result in the non-shipment of our products. We have transferred the distribution of Acthar, Nascobal, Ethamolin, Glofil and Inulin to third party distributors, and we distribute VSL#3 from our Union City facility. If we encounter problems with the distribution of these products at the third party distribution level the products could become unavailable and we could lose revenues, or the costs to distribute these products could become higher than we anticipated.

If we lose the services of certain key personnel or are unable to hire skilled personnel in the future, our business will be harmed.

     We are highly dependent on the services of Charles J. Casamento, Chairman, President, and Chief Executive Officer, Timothy E. Morris, Senior Vice President of Finance and Administration and Chief Financial Officer, and Kenneth R. Greathouse, Senior Vice President of Commercial Operations. If we were to lose either Mr. Casamento, Mr. Morris or Mr. Greathouse as employees, our business could be harmed. Moreover, we do not carry key person life insurance for our senior management or other personnel. Additionally, the future potential growth and expansion of our business is expected to place increased demands on our management skills and resources. Although only minor increases in staffing levels are expected during 2003, recruiting and retaining management and operational personnel to perform sales and marketing, business development, regulatory affairs, medical affairs and contract manufacturing in the future will also be critical to our success. We do not know if we will be able to attract and retain skilled and experienced management and operational personnel in the future on acceptable terms given the intense competition among numerous pharmaceutical and biotechnology companies for such personnel. If we are unable to hire necessary skilled personnel in the future, our business could be harmed.

Our products in the development stage may not be accepted by the market, which may result in lower future revenues as well as a decline in our competitive positioning.

     Emitasol, an intranasal medication used to treat nausea and vomiting, is in the development stage. Emitasol could be developed for two indications: a decreased movement of the stomach region in diabetics causing fullness, bloating and nausea, known as diabetic gastroparesis, and delayed onset emesis, the vomiting associated with cancer chemotherapy patients occurring the day after and beyond the chemotherapy treatment. The diabetic gastroparesis drug candidate was being developed in collaboration with a subsidiary of Shire Pharmaceutical Group plc in the U.S. and had completed a Phase II clinical trial in patients with diabetic gastroparesis. With the expiration in July 2001 of the exclusive option to develop Emitasol held by Shire, development of Emitasol under this collaboration stopped. Further development of Emitasol is on hold pending our entering into an agreement with a future partner to fund the development of Emitasol. We also have intranasal drug candidates, Panistat for the management of panic disorders, and Hypnostat for the treatment of insomnia, which have now been licensed to Fabre Kramer. There is no guarantee that any of these drugs will successfully complete the additional clinical testing needed to obtain FDA approval. Clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for our partners to complete clinical trials and obtain regulatory approval for product marketing can vary by product and by the indicated use of a product. If one or more of these drugs fail to successfully pass Phase III testing, we would be unable to market or sell the product, which could result in lower future revenues as well as a decline in our competitive positioning.

     Additionally, our commercial products and any products that we successfully develop, if approved for marketing, may never achieve market acceptance. These products, if successfully developed, will compete with drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Physicians, patients or the medical community in general may not accept and utilize the products that we may develop or that our corporate partners may develop.

     The degree of market acceptance of any products that we develop will depend on a number of factors, including:

•	the establishment and demonstration of the clinical efficacy and safety of the product candidates,

•	their potential advantage over alternative treatment methods and competing products,

•	reimbursement policies of government and third-party payors, and

•	our ability to market and promote the products effectively.

The failure of our products to achieve market acceptance may result in lower future revenues as well as a decline in our competitive positioning.

A large percentage of our common stock is beneficially owned by one shareholder and its affiliates, who in the future could attempt to take over control of our management and operations or exercise voting power to advance their own best interests and not necessarily those of other shareholders.

     Sigma-Tau Finanziaria S.p.A. and its affiliates (“Sigma-Tau”) beneficially own, directly or indirectly, approximately 27% of the voting power of our outstanding voting capital stock, and they beneficially own, including shares of our common stock issuable upon conversion of a convertible debenture and exercise of warrants, approximately 34% of our outstanding common stock, as of June 30, 2003. Accordingly, these shareholders may control the outcome of certain shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation, and the approval of mergers and other significant corporate transactions. This level of concentrated ownership may, at a minimum, have the effect of delaying or preventing a change in the management or voting control of us by a third party. It may also place us in the position of having our large shareholder take control of us and having new management inserted and new objectives adopted.

     On January 17, 2003, Sigma-Tau requested that we increase the size of our Board of Directors by two, with such directors to be nominated by Sigma-Tau and elected by our Board of Directors as soon as possible. Sigma-Tau subsequently rescinded this request. On March 11, 2003, Sigma-Tau indicated that they have determined to sell all or a portion of the shares of our common stock that they currently own. They further indicated that such sales, if they occur, will be through open market transactions or privately negotiated, and will depend on prevailing market conditions at time of sale. Such sales, if they occur, could have a depressing effect on the market price of our common stock. Since this announcement in March, according to information filed with the Securities and Exchange Commission, Sigma-Tau has sold 30,000 shares of our common stock.

If competitors develop and market products that are more effective than ours, our commercial opportunity will be reduced or eliminated.

     The pharmaceutical and biotechnology industries are intensely competitive and subject to rapid and significant technological change. A number of companies are pursuing the development of pharmaceuticals and products that target the same diseases and conditions that we target. For example, there are products on the market that compete with Acthar, Nascobal, Ethamolin, Glofil-125, Inulin, and VSL#3. Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by competitors of ours, preventing us from obtaining this technology on favorable terms, or at all.

     Our ability to compete will depend on our ability to create and maintain scientifically advanced technology, and to develop, acquire and commercialize pharmaceutical products based on this technology, as well as our ability to attract and retain qualified personnel, obtain patent protection, or otherwise develop proprietary technology or processes, and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon our technology.

     Acthar is currently used in patients suffering from arthritis, multiple sclerosis, and infantile spasm. Acthar may be challenged by newer agents, such as synthetic corticosteriods, immune system suppressants known as immunosuppressants, and anti-seizure medications (in the case of infantile spasms) and other types of anti-inflammatory products for various autoimmune conditions that have inflammation as a clinical aspect of the disease. An injectable form of B-12 is widely available in generic form and provides the same benefit as Nascobal at a lower overall cost. One company offers a sclerotherapy agent (chemicals injected into varicose veins that damage and scar the inside lining of the vein, causing it to close) that competes with Ethamolin. Other competitive agents include Rubber Band Ligation methods (procedures in which bleeding esophageal varices are tied off at their base with rubber bands, cutting off the blood flow) such as the Multi-band Superview manufactured by Boston-Scientific, the Multi-band Six Shooter manufactured by Wilson-Cook, and the Multi-band Ligator manufactured by Bard. Other products may reduce the number of bleeding esophageal varices by lowering portal hypertension, such as Sandostatin® manufactured by Novartis. The competition to market FDA-approved active bleeding esophageal varices therapies is intense.

     There are numerous products that may be viewed as competitors to Glofil-125. These include intrinsic tests, such as serum creatinine tests and creatinine clearance tests, both used to measure how quickly the kidneys are able to clear creatinine, an endogenously produced natural chemical, from the blood. Extrinsic tests use such products as Tc-DTPA, manufactured by Mallinckrodt, Inc., Omnipaque® (an injectable contrast media agent), manufactured by Sanofi, a division of Sanofi-Synthelabo, and Conray®-iothalamate meglumine (another injectable contrast medium), manufactured by Mallinckrodt, Inc. There is intense competition among both FDA and non-FDA approved products to measure kidney function.

     Virtually any number of manufacturers of probiotics may be considered competitors to VSL#3. Among the most notable are Culturelle™ by ConAgra and Probiotica by Johnson and Johnson.

     Several large companies’ products will compete with Emitasol in the delayed onset emesis market, including Zofran® (a medication used to prevent and treat chemotherapy induced nausea and vomiting) by Glaxo-Wellcome, Kytril® (a medication used to prevent and treat chemotherapy induced nausea and vomiting) by SmithKline Beecham and Reglan® (a medication used to prevent and treat chemotherapy induced nausea and vomiting) by A.H. Robins. These competitive products, however, are currently available in oral and intravenous delivery forms only. Additionally, on March 26, 2003, the FDA approved Merck’s Emend (aprepitant) for various indications including delayed onset emesis. The competition to develop FDA-approved drugs for delayed onset emesis and diabetic gastroparesis is intense.

     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in development, manufacturing, obtaining regulatory approvals, and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

     Academic institutions, government agencies and other public and private research organizations may also seek patent protection and establish collaborative arrangements for clinical development, manufacturing, and marketing of products similar to ours. These companies and institutions will compete with us in recruiting and retaining qualified sales and marketing and management personnel, as well as in acquiring technologies complementary to our programs. We will face competition with respect to:

•	product efficacy and safety,

•	the timing and scope of regulatory approvals,

•	availability of resources,

•	price, and

•	patent position, including potentially dominant patent positions of others.

     If our competitors succeed in developing technologies and drugs that are more effective or less costly than any that we are developing, our technology and future drugs may be rendered obsolete and noncompetitive. In addition, our competitors may succeed in obtaining the approval of the FDA or other regulatory approvals for drug candidates more rapidly than we will. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market specific products. We do not know if drugs resulting from the joint efforts of our existing or future collaborative partner will be able to compete successfully with our competitors’ existing products or products under development or whether we will obtain regulatory approval in the U.S. or elsewhere.

We face possible delisting from the American Stock Exchange that would result in a limited public market for our common stock.

     Certain of our financial measures have fallen below certain of the American Stock Exchange’s (“AMEX”) continued listing standards and we have therefore become subject to possible delisting. Specifically, on August 9, 2002, we received notification from AMEX that we had fallen below the standards set forth in the AMEX Guide Section 1003(a)(i) by having (1) shareholders’ equity of less than $2,000,000 and losses from continuing operations in the last two fiscal years and (2) shareholders’ equity of less than $4,000,000 and losses from continuing operations in the last three fiscal years. The notification provided that we could submit a plan to AMEX by September 10, 2002 advising it of the measures we intended to take in order to bring us into compliance with AMEX’s continuing listing standards. We submitted such a plan of compliance to the AMEX on September 10, 2002. On October 15, 2002, the AMEX notified us that it had completed its review of our plan of compliance and determined that, in accordance with Section 1009 of the AMEX Company Guide, the plan made a reasonable demonstration of our ability to regain compliance with the continued listing standards within eighteen months. We will be subject to periodic review by the AMEX staff during the eighteen month extension period during which period we are required to make progress consistent with our plan and to ultimately comply with the continued listing standards. If we are delisted from AMEX, the public market for our common stock would be limited. In January 2003 we completed a $10 million private placement of Series B convertible preferred stock, and in June 2003 we completed a $5 million private placement of common stock and warrants. These placements increased our net equity and we believe this may bring us back into compliance with the AMEX listing requirements.

If we fail to maintain or enter into new contracts related to collaborations and in-licensed or acquired technology and products, our product development and commercialization could be delayed.

     Our business model has been dependent on our ability to enter into licensing and acquisition arrangements with commercial or academic entities to obtain technology for commercialization or marketed products. If we are unable to enter into any new agreements in the future, our development and commercialization efforts will be delayed. Disputes may arise regarding the inventorship and corresponding rights in inventions and know-how resulting from the joint creation or use of intellectual property by us and our licensors or scientific collaborators. We may not be able to negotiate additional license and acquisition agreements in the future on acceptable terms, if at all. In addition, current license and acquisition agreements may be terminated, and we may not be able to maintain the exclusivity of our exclusive licenses.

     If collaborators do not commit sufficient development resources, technology, regulatory expertise, manufacturing, marketing and other resources towards developing, promoting and commercializing products incorporating our discoveries, the development of our licensed products progress will be stalled. Further, competitive conflicts may arise among these third parties that could prevent them from working cooperatively with us. The amount and timing of resources devoted to these activities by the parties could depend on the achievement of milestones by us and otherwise generally may be controlled by other parties. In addition, we expect that our agreements with future collaborators will likely permit the collaborators to terminate their agreements upon written notice to us. This type of termination would substantially reduce the likelihood that the applicable research program or any lead candidate or candidates would be developed into a drug candidate, would obtain regulatory approvals and would be manufactured and successfully commercialized.

     If none of our collaborations are successful in developing and commercializing products, or if we do not receive milestone payments or generate revenues from royalties sufficient to offset our significant investment in product development and other costs, then our business could be harmed. Disagreements with our collaborators could lead to delays or interruptions in, or termination of, development and commercialization of certain potential products or could require or result in litigation or arbitration, which could be time-consuming and expensive and may result in lost revenues and substantial legal costs which could negatively impact our results from operations. In addition, if we are unable to acquire new marketed products on a timely basis at appropriate purchase price and terms, we may not reach profitability and may not generate sufficient cash to fund operations.

If we are unable to protect our proprietary rights, we may lose our competitive position and future revenues.

     Our success will depend in part on our ability to:

•	obtain patents for our products and technologies,

•	protect trade secrets,

•	operate without infringing upon the proprietary rights of others, and

•	prevent others from infringing on our proprietary rights.

     We will only be able to protect our proprietary rights from unauthorized use by third parties to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and are otherwise protectable under applicable law. We will attempt to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary products, technology, inventions and improvements that are important to the development of our business.

     The patent positions of biotechnology and biopharmaceutical companies involve complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide any protection against competitors. Pending patent applications we may file in the future, or those we may license from third parties, may not result in patents being issued. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed or we will develop. The laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

     In addition to patents, we rely on trade secrets and proprietary know-how. We currently seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for proprietary technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties may not comply or may breach these agreements. Furthermore, our trade secrets may otherwise become known to, or be independently developed by competitors.

     Our success will further depend, in part, on our ability to operate without infringing the proprietary rights of others. If our activities infringe on patents owned by others, we could incur substantial costs in defending ourselves in suits brought against a licensor or us. Should our products or technologies be found to infringe on patents issued to third parties, the manufacture, use and sale of our products could be enjoined, and we could be required to pay substantial damages. In addition, we, in connection with the development and use of our products and technologies, may be required to obtain licenses to patents or other proprietary rights of third parties, which may not be made available on terms acceptable to us, if at all.

Since we must obtain regulatory approval to market our products in the United States and in foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

     Any products that we develop are subject to regulation by federal, state and local governmental authorities in the U.S., including the FDA, and by similar agencies in other countries. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances could:

•	stall the marketing, selling and distribution of any products that our corporate partners or we develop,

•	impose significant additional costs on our corporate partners and us,

•	diminish any competitive advantages that we or our corporate partners may attain, and

•	decrease our ability to receive royalties and generate revenues and profits.

     Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for the product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulations governing FDA good manufacturing practices. The FDA periodically revises the good manufacturing practices regulations. Failure to comply with applicable regulatory requirements can result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant marketing applications and criminal prosecution.

     In addition, we cannot predict the extent of government regulations or the impact of new governmental regulations that may result in a delay in the development, production and marketing of our products. As such, we may be required to incur significant costs to comply with current or future laws or regulations. For example, successful late stage Phase III clinical trials for such potentially important treatments such as diabetic gastroparesis and delayed onset emesis may require the enrollment of many patients. Together, the costs of these trials, if funded solely by us, could exceed our current financial resources.

Our ability to generate revenues is affected by the availability of reimbursement on our products, and our ability to generate revenues will be diminished if we fail to obtain an adequate level of reimbursement for our products from third party payors.

     In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as state and federal governments (for example, under Medicare and Medicaid programs in the U.S.) and private insurance plans. Because of VSL#3’s non-prescription status, it is not widely covered by third party payors. In certain foreign markets, the pricing and profitability of our products generally are subject to government controls. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that limit the amount that state or federal governments will pay to reimburse the cost of drugs. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of our products, which may impact product sales. Further, when a new therapeutic is approved, the reimbursement status and rate of such a product is uncertain. In addition, current reimbursement policies for existing products may change at any time. Changes in reimbursement or our failure to obtain reimbursement for our products may reduce the demand for, or the price of, our products, which could result in lower product sales or revenues, thereby weakening our competitive position and negatively impacting our results of operations.

     In the U.S., proposals have called for substantial changes in the Medicare and Medicaid programs. If such changes are enacted, they may require significant reductions from currently projected government expenditures for these programs. Driven by budget concerns, Medicaid managed care systems have been implemented in several states and local metropolitan areas. If the Medicare and Medicaid programs implement changes that restrict the access of a significant population of patients to its innovative medicines, the market acceptance of these products may be reduced.

     To facilitate the availability of our products for Medicaid patients, we have contracted with the Center for Medicare and Medicaid Services. As a result, we pay quarterly rebates consistent with the utilization of our products by individual states. We also must give discounts under contract on purchases or reimbursements of pharmaceutical products by certain other federal and state agencies and programs. If these discounts and rebates become burdensome to us and we are not able to sell our products through these channels, our net sales could decline.

Our stock price has a history of volatility, and an investment in our stock could decline in value.

     The price of our stock, like that of other specialty pharmaceutical companies, is subject to significant volatility. Our stock price has ranged in value from $2.18 to $0.75 over the last two years. Any number of events, both internal and external to us, may continue to affect our stock price. These include, without limitation, the quarterly and yearly revenues and earnings/losses, our ability to acquire and market appropriate pharmaceuticals, announcement by us or our competitors regarding product development efforts, including the status of regulatory approval applications; the outcome of legal proceedings, including claims filed by us against third parties to enforce our patents and claims filed by third parties against us relating to patents held by the third parties; the launch of competing products; our ability to obtain product from our contract manufacturers; the resolution of (or failure to resolve) disputes with collaboration partners and corporate restructuring by us.

If product liability lawsuits are successfully brought against us or we become subject to other forms of litigation, we may incur substantial liabilities and costs and may be required to limit commercialization of our products.

     Our business will expose us to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of any drug candidates ultimately developed by us or our collaborators in clinical trials may expose us to product liability claims and possible adverse publicity. These risks will expand for any of our drug candidates that receive regulatory approval for commercial sale and for those products we currently market. Product liability insurance for the pharmaceutical industry is generally expensive, if available at all. We currently have product liability insurance for claims up to $10,000,000. However, if we are unable to maintain insurance coverage at acceptable costs, in a sufficient amount, or at all, or if we become subject to a product liability claim, our reputation, stock price and ability to devote the necessary resources to the commercialization of our products could be negatively impacted.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things, those set forth elsewhere in this prospectus under the heading “Risk Factors.” You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

     We are registering the shares of our common stock offered by this prospectus for the account of the selling shareholders identified in the section of this prospectus entitled “Selling Shareholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the selling shareholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these securities.

SELLING SHAREHOLDERS

     The following table provides the name of each selling shareholder and the number of shares of our common stock offered by each selling shareholder under this prospectus. The shares of common stock being offered under this prospectus were issued to the indicated selling shareholder in June 2003 in a private placement. Of the 7,966,976 shares of common stock being offered under this prospectus, 2,987,616 shares are issuable upon the exercise of outstanding warrants issued to the indicated selling shareholder. Because the selling shareholders may sell all or part of their shares of our common stock being offered under this prospectus, and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling shareholders will hold at the end of the offering covered by this prospectus.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before the Offering			After the Offering

				Shares
				Being
Name	Number		Percent(1)	Offered		Number	Percent

Camco Tactical Return Partners, L.P.(2)	2,182,160	(3)	5%	1,600,000	(4)	—	—
Craig Drill Capital, L.P.(5)	800,000	(6)	2%	800,000	(6)	—	—
Craig Drill Capital Limited(7)	800,000	(6)	2%	800,000	(6)	—	—
Elliott Associates, L.P.(8)	1,188,120	(9)	3%	1,188,120	(9)	—	—
Everspring Master Fund, Ltd.(10)	79,208	(11)	*	79,208	(11)	—	—
Islandia, L.P.(12)	1,036,233	(13)	2%	475,248	(14)	—	—
Itros I, L.P.(15)	59,040	(16)	*	59,040	(16)	—	—
Itros II QP, L.P.(17)	473,040	(18)	1%	473,040	(18)	—	—
Itros Offshore, Ltd.(19)	667,920	(20)	2%	667,920	(20)	—	—
The Larry Haimovitch 2000 Separate Property Revocable Trust(21)	219,500	(22)	*	80,000	(23)	—	—
Midsummer Investment, Ltd.(24)	2,334,790	(25)	5%	792,080	(26)	—	—
ProMed Partners, L.P.(27)	708,345	(28)	2%	676,320	(28)	—	—
ProMed Offshore Fund, Ltd.(29)	121,475	(30)	*	116,000	(30)	—	—
Truk Opportunity Fund, LLC(31)	80,000	(23)	*	80,000	(23)	—	—
George S. Taylor	384,650	(32)	1%	80,000	(23)	—	—

*	Ownership is less than 1%

(1)	Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and based on 44,268,602 shares of common stock outstanding as of July 25, 2003.

(2)	Camco Tactical Return Partners, L.P. is a private partnership managed by Broadwood Capital, Inc. based in New York City. As President of Broadwood Capital, Inc., Neal C. Bradsher may be deemed to have dispositive power over the shares listed herein.

(3)	Includes 761,350 shares of common stock issuable upon exercise of warrants.

(4)	Includes 600,000 shares of common stock issuable upon exercise of a warrant.

(5)	Craig Drill Capital, L.P. is a private Delaware limited partnership, whose principal business office is in New York City. As the Manager of Craig Drill Capital, LLC, which is the General Partner of Craig Drill Capital, L.P. , Craig A. Drill may be deemed to have dispositive power over the shares listed herein.

(6)	Includes 300,000 shares of common stock issuable upon exercise of a warrant.

(7)	Craig Drill Capital Limited is a British Virgin Island corporation, whose principal business office is in New York City. As the President of Craig Drill Capital Corporation, which is the Investment Manager of Craig Drill Capital Limited, Craig A. Drill may be deemed to have dispositive power over the shares listed herein.

(8)	Elliott Associates, LP. is a limited partnership, whose principal business office is located in New York City. As the General Partner of Elliott Associates, LP., Paul Singer may be deemed to have dispositive power over the shares listed herein.

(9)	Includes 445,545 shares of common stock issuable upon exercise of a warrant.

(10)	Everspring Capital, LLC, a Delaware limited liability company (“Everspring Capital”), serves as investment manager to Everspring Master Fund Ltd., a Cayman Islands exempted company (“Everspring Master Fund”). By reason of such relationship, Everspring Capital may be deemed to share dispositive power over the common shares owned by Everspring Master Fund. Everspring Capital disclaims beneficial ownership of such shares of common stock.

Messrs. Brian S. Yeh (“Yeh”) and Theodore E. Kalem (“Kalem”) are members of Everspring Capital. By reason of such relationships, Yeh and Kalem may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Everspring Master Fund. Yeh and Kalem disclaim beneficial ownership of such shares of common stock. No other person has sole or shared voting or dispositive power with respect to the shares of common stock being offered by Everspring Master Fund, as those terms are used for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, as amended. No other person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Everspring Capital.

(11)	Includes 29,703 shares of common stock issuable upon exercise of a warrant.

(12)	John Lang, Inc., a Delaware corporation (“John Lang”), is general partner of Islandia, L.P., a Delaware limited partnership (“Islandia Investment”). By reason of such relationship, John Lang may be deemed to share dispositive power over the shares of common stock owned by Islandia Investment. John Lang disclaims beneficial ownership of such shares of common stock.

Mr. Richard Berner (“Berner”) is the president of John Lang. By reason of such relationship, Berner may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Islandia Investment. Berner disclaims beneficial ownership of such shares of common stock. No other person has sole or shared voting or dispositive power with respect to the shares of common stock being offered by Islandia Investment, as those terms are used for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, as amended. No other person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls John Lang.

(13)	Includes 424,989 shares issuable upon conversion of Series B Preferred Stock and 314,214 shares of common stock issuable upon exercise of warrants.

(14)	Includes 178,218 shares of common stock issuable upon exercise of a warrant.

(15)	Itros Capital Management, LLC, a Delaware limited liability company (“Itros Capital Management”), is the investment manager of Itros I, L.P. By reason of its control of Itros I, L.P., Itros Capital Management may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Itros I, L.P. Itros Capital Management disclaims any beneficial ownership of such shares of common stock. John R. Schroer is the President of Itros Capital Management. By reason of such relationship, John R. Schroer may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Itros I, L.P. John R. Schroer disclaims beneficial ownership of such shares of common stock.

(16)	Includes 22,140 shares of common stock issuable upon exercise of a warrant.

(17)	Itros Capital Management, LLC, a Delaware limited liability company (“Itros Capital Management”), is the investment manager of Itros II QP, L.P. By reason of its control of Itros II QP, L.P., Itros Capital Management may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Itros II QP, L.P. Itros Capital Management disclaims any beneficial ownership of such shares of common stock. John R. Schroer is the President of Itros Capital Management. By reason of such relationship, John R. Schroer may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Itros II QP, L.P. John R. Schroer disclaims beneficial ownership of such shares of common stock.

(18)	Includes 177,390 shares of common stock issuable upon exercise of a warrant.

(19)	Itros Capital Management, LLC, a Delaware limited liability company (“Itros Capital Management”), is the investment manager of Itros Offshore, Ltd. By reason of its control of Itros Offshore, Ltd., Itros Capital Management may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Itros Offshore, Ltd. Itros Capital Management disclaims any beneficial ownership of such shares of common stock. John R. Schroer is the President of Itros Capital Management. By reason of such relationship, John R. Schroer may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Itros Offshore, Ltd. John R. Schroer disclaims beneficial ownership of such shares of common stock.

(20)	Includes 250,470 shares of common stock issuable upon exercise of a warrant.

(21)	As the sole trustee of The Larry Haimovitch 2000 Separate Property Revocable Trust, Larry Haimovitch may be deemed to have dispositive power over the shares listed herein.

(22)	Includes 56,500 shares of common stock issuable upon exercise of warrants and 10,000 shares of common stock issuable upon exercise of stock options.

(23)	Includes 30,000 shares of common stock issuable upon exercise of a warrant.

(24)	Midsummer Capital, LLC, a New York limited liability company (“Midsummer Capital”), serves as investment advisor to Midsummer Investment Ltd., a Bermuda company (“Midsummer Investment”). By reason of such relationship, Midsummer Capital may be deemed to share dispositive power over the shares of common stock owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares of common stock.

Messrs. Michel A. Amsalem (“Amsalem”) and Scott D. Kaufman (“Kaufman”) are members of Midsummer Capital. By reason of such relationships, Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Midsummer Investment. Amsalem and Kaufman disclaim beneficial ownership of such shares of common stock. No other person has sole or shared voting or dispositive power with respect to the shares of common stock being offered by Midsummer Investment, as those terms are used for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, as amended. No other person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Midsummer Capital.

(25)	Includes 1,168,720 shares issuable upon conversion of Series B Preferred Stock and 671,020 shares of common stock issuable upon exercise of warrants.

(26)	Includes 297,030 shares of common stock issuable upon exercise of a warrant.

(27)	ProMed Partners, L.P. is a healthcare investment fund managed by Barry Kurokawa and David B. Musket.

(28)	Includes 253,620 shares of common stock issuable upon exercise of a warrant.

(29)	ProMed Offshore Fund, Ltd. is a healthcare investment fund managed by Barry Kurokawa and David B. Musket.

(30)	Includes 43,500 shares of common stock issuable upon exercise of a warrant.

(31)	Truk Opportunity Fund, LLC is a Delaware limited liability company. Atoll Asset Management, LLC., a Delaware limited liability company qualified to do business in NYC, is the managing member of the Truk Opportunity Fund, LLC and is responsible for making trading and investment decisions on behalf of the fund. The principal executives of the managing member are Michael E. Fein and Stephen E. Saltzstein.

(32)	Includes 161,550 shares of common stock issuable upon exercise of warrants and 10,000 shares of common stock issuable upon exercise of stock options.

     Pursuant to agreements between us and the selling shareholders, we agreed to file a registration statement covering the shares of common stock issuable to the selling shareholders.

     None of the selling shareholders has any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as an agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law

     The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each of the selling shareholders does not expect these commissions and discounts from such selling shareholder to exceed what is customary in the types of transactions involved.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Each of the selling shareholders has informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

     The legality of our common stock offered by this prospectus will be passed upon by Latham & Watkins LLP, San Diego, California.

EXPERTS

     Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2003 and March 31, 2002, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in Questcor Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

WHERE TO FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning our Chief Financial Officer at:

Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, California 94587
(510) 400-0700

     The SEC allows us to “incorporate by reference” in this prospectus information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Our Current Reports on Form 8-K filed on January 16, 2003, February 14, 2003 and June 17, 2003;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 25, 2003 and April 15, 2003; and

•	The description of our common stock contained in our (formerly Cypros Pharmaceutical Corporation) Registration Statement on Form 8-A filed with the SEC on October 26, 1992, as amended.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date this Registration Statement is filed with the SEC and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 relating to the securities that may be offered by this prospectus. This prospectus is a part of that Registration Statement, but does not contain all of the information in the Registration Statement. For more detail concerning Questcor and any securities offered by this prospectus, you may examine the Registration Statement and the exhibits filed with it at the offices of the SEC.

     You should rely only on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

SEC Registration Fee	$554
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	10,000
Printing and Engraving Expenses	0
Miscellaneous	1,446

Total	$37,000

     All of the above items except the registration fee are estimates.

Item 15. Indemnification of Directors and Officers

     Section 317 of the California General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. This limitation on liability has no effect on a director’s liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its security holders or that involve the absence of good faith on the part of the director, (iii) relating to any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its security holders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its security holders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the directors’ duty to the corporation or its security holders, (vi) under Section 310 of the California General Corporation Law (concerning contracts or transactions between the corporation and a director) or (vii) under Section 316 of the California General Corporation Law (directors’ liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our security holders for any violation of a director’s fiduciary duty to us or our security holders. Although the validity and scope of the legislation underlying the provision have not yet been interpreted to any significant extent by the California courts, the provision may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of Questcor.

     In accordance with Section 317, our Amended and Restated Articles of Incorporation (our “Articles”), limit the liability of a director to us or our security holders for monetary damages to the fullest extent permissible under California law, and authorizes us to provide indemnification to our agents (including our officers and directors), subject to the limitations set forth above. Our Bylaws further provide for indemnification of corporate agents to the maximum extent permitted by the California General Corporation Law.

     Pursuant to the authority provided in our Articles, we have entered into indemnification agreements with each of our officers and directors, indemnifying them against potential liabilities that may arise as a result of their service and providing for other protection.

     We also maintain insurance policies that insure our officers and directors against liabilities arising from their positions.

     The foregoing summaries are necessarily subject to the complete text of the statute, our Articles, our Bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

Item 16. Exhibits

     The Exhibit Index is attached hereto on page E-1.

Item 17. Undertakings

     (a)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Union City, County of Alameda, State of California, on August 8, 2003.

QUESTCOR PHARMACEUTICALS, INC. By: /s/ CHARLES J. CASAMENTO

Charles J. Casamento Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Each person whose signature appears below hereby constitutes and appoints Charles J. Casamento and Timothy E. Morris, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the common stock offered hereby under the Securities Act of 1933, with the SEC, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents, and each of them, may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ CHARLES J. CASAMENTO Charles J. Casamento	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2003

/s/ TIMOTHY E. MORRIS Timothy E. Morris	Vice President, Finance & Administration, and Chief Financial Officer (Principal Financial and Accounting Officer)	August 8, 2003

/s/ ROBERT F. ALLNUTT Robert F. Allnutt	Director	August 8, 2003

/s/ BRIAN C. CUNNINGHAM Brian C. Cunningham	Director	August 8, 2003

/s/ FRANK J. SASINOWSKI Frank J. Sasinowski	Director	August 8, 2003

/s/ JON S. SAXE Jon S. Saxe	Director	August 8, 2003

/s/ ROGER G. STOLL Roger G. Stoll	Director	August 8, 2003

/s/ VIRGIL D. THOMPSON Virgil D. Thompson	Director	August 8, 2003

EXHIBIT INDEX

Exhibit
Number	Description

4.1(1)	Form of Common Stock Certificate.

4.2	Form of Common Stock and Warrant Purchase Agreement dated as of June 11, 2003 by and between the Registrant and purchasers of common stock and warrants thereto.

4.3	Form of Warrant to purchase common stock dated June 11, 2003 issued by the Registrant to the purchasers of common stock and warrants.

5.1	Opinion of Latham & Watkins LLP.

15.1	Letter Regarding Unaudited Interim Financial Information

23.1	Consent of Latham & Watkins LLP (contained in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, Independent Auditors.

24.1	Powers of Attorney (contained on the signature page of this Registration Statement).

(1)	Filed as an exhibit to Questcor Pharmaceuticals, Inc.’s, formerly Cypros Pharmaceutical Corporation, Registration Statement on Form 8-A, as amended (File No. 33-51682), and incorporated herein by reference.